Exhibit 4.24

EMPLOYMENT AGREEMENT

by and between

QIAGEN N.V.,

Venlo, Netherlands

- hereinafter QIAGEN -

and

Mr. Roland Sackers

- hereinafter Employee -

Article 1

Commencement of the Employment Relationship

(1)	The Employee shall commence his activities on October 1, 1999.

Article 2

Job Description

(1)	The Employee shall assume the responsibilities of a Special Advisor and Finance Expert. He shall perform all tasks in conjunction with the aforementioned activities.

(2)	The Employee shall report to Mr. Peer Schatz.

(3)	The Company reserves the right to assign to the Employee a different field of tasks that corresponds to his education and his abilities with his remuneration remaining unchanged.

(4)	The right of termination due to a change of contract shall remain unaffected.

Article 3

Work Deployment

(1)	The Employee’s weekly work period shall comprise 6 hours.

(2)	The Employee agrees to perform the tasks assigned to him during his activities conscientiously and to be best of his abilities, and to safeguard QIAGEN N.V.’s interests in every respect. The Employee agrees in particular to comply with all legal and corporate safety regulations.

(3)	The Employee shall be ready and willing to work overtime and extra hours within the framework of operational requirements.

Article 4

Ancillary Activities and Lectures

(1)	Any independent or task-related ancillary activity by the Employee shall require the prior written approval of QIAGEN N.V. QIAGEN N.V. shall grant such approval if the ancillary activity does not violate QIAGEN N.V.’s interests.

Article 5

Salary

(1)	The Employee shall receive a gross monthly salary of DM 2,179.

(2)	The salary including any supplemental bonuses, etc. shall be transferred in non-cash form at the end of each month to an account to be named by the Employee.

(3)	The Employee shall not receive participation in a pension plan.

Article 6

Vacation Pay

(1)	The Employee shall receive 4 vacation days per calendar year. If the employment relationship does not extend through a calendar year, the vacation will be shortened proportionately by each calendar month. The Employee shall receive vacation pay in the amount of 8% of the previous year’s gross monthly salary together with his July salary. If the Employee leaves during the course of the calendar year, the vacation pay shall be prorated.

Article 7

Salary Pledge and/or Assignment

(1)	The Employee may pledge or assign his remuneration claims to any third parties only with the prior approval of QIAGEN N.V.

(2)	The Employee shall bear the actual costs of the pledge, if granted, in an amount not less than DM 10.00 per payment to the pledge creditor.

Article 8

Employee Inventions

The law on employee inventions shall be applicable, as well as the guidelines issued thereto on the remuneration of employee inventions in private service.

Article 9

Secrecy Obligation

(1)	The Employee agrees to maintain secrecy on all confidential matters and activities, in particular on business and operational secrets, that he gains knowledge of within the framework of his activities during his employment as well as after his leaving the employment relationship. The secrecy obligation shall also apply to the salary agreement as concluded.

(2)	The aforementioned secrecy obligation shall not only apply vis-à-vis any external third parties but also vis-à-vis other Employees of QIAGEN to the extent that the latter are not authorized to receive such information by way of their official activities.

Article 11 [ sic]

Obligation to Provide Information

The Employee will inform his superiors and the management also, if necessary, about all activities in his area of responsibility, to the extent that this knowledge is of importance to superiors, e.g. in order to avoid damages or carry out improvements. The above applies also to observations and information outside of his own direct area of responsibility.

Article 12

Inability to Work

(1)	The Employee is required to notify QIAGEN without delay of any inability to work, in particular of any disability and its anticipated duration. Upon request, the reasons for the inability to work shall be disclosed. In the event of any deadlines, the Employee shall point out any work requiring preferential attention.

(2)	If the inability to work lasts longer than 3 calendar days, the Employee shall submit a doctor’s attestation of the existence of the inability to work as well as its anticipated duration not later than on the following workday. If the inability to work lasts longer than indicated by the doctor’s attestation, the Employee is obligated to submit a new attestation without delay.

(3)	If the Employee is prevented from performing his duties because of disability due to illness that is not his fault, he shall not lose his claim to compensation for the period of his inability to work up to a period of 6 weeks.

Article 13

Assignment

(1)	If, based on legal prescriptions, the Employee can claim damages from any third party due to loss of wages incurred by him because of his inability to work, such claim shall be transferred to QIAGEN N.V. to the extent that QIAGEN N.V. has continued to pay the Employee’s remuneration as well as any contributions to the social securities that QIAGEN N.V. is required to bear.

(2)	The Employee shall provide QIAGEN without delay with any information necessary for the assertion of such damage claims.

Article 14

Duration of the Employment Agreement

(1)	The employment agreement is concluded for an indeterminate time period.

(2)	The employment agreement may be terminated at the end of any month, with one month notice. The period for providing notice shall be extended in accordance with the legal provisions. Any extension of the period of notice for the Employer shall be matched in equal time by an extension of the period of notice on the part of the Employee.

(3)	Any termination shall have to be given in writing. Transmission of a signed fax shall be deemed to be in compliance with the written requirement.

(4)	QIAGEN N.V. shall have the right to release the Employee after notice has been given, honoring any residual vacation claims.

The employment agreement shall end with the expiration of the month in which the Employee reaches age 65.

Article 15

Contractual Penalty

If in violation of the agreement, the Employee terminates his activities prematurely, is terminated without notice, or violates the secrecy obligations set forth in Article 9, he shall have to pay a contractual penalty in the amount of one gross monthly salary pursuant to Article 5. QIAGEN shall have the right to assert further damages.

Article 16

Return of Business Records

(1)	All business and work records regardless of their nature, including data-processing programs and the like, shall remain the property of the Company. Removal from the business premises shall be permitted only with the approval of superiors.

(2)	The business records, and likewise any copies, duplicates, etc., must be returned at any time upon request, or at the time of termination of the employment relationship.

(3)	The Employee shall have no right of retention.

Article 17

Other Agreements

(1)	The legal court of jurisdiction for both parties shall be Düsseldorf.

(2)	This agreement is also legally binding according to the laws of Holland.

Article 18

Expiration Date

All claims arising from this employment relationship shall be forfeited unless they are asserted in writing not later than six months following their coming into being and, in the event they are refused by the other party, unless they are asserted in court within two months after communication of the refusal.

Article 19

Final Provisions

(1)	The parties have concluded no other agreements with the exception of the ones set forth above.

(2)	Any future amendments of and/or supplements to the agreement shall be in writing in order to acquire legal effect. This shall apply to the preceding sentence as well.

(3)	If any provision of this contract should be or become ineffective, the legal validity of the remaining provisions shall not be affected thereby. In lieu of the iN.V.alid provision, the parties agree to concur on a provision that comes the closest, in economic terms, to the iN.V.alid one. The same shall apply in the event of a loophole, or if any individual provisions should be or become impracticable.

Venlo, October 1, 1999

QIAGEN N.V.	Employee

/s/ PEER M. SCHATZ	/s/ ROLAND SACKERS

Peer M. Schatz	Roland Sackers